FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 9, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for May 9, 2007 and incorporated by reference herein is the Registrant's immediate report dated May 9, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Oranit Berko —————————————— Oranit Berko Corporate Controller

Dated: May 9, 2007

BLUEPHOENIX SOLUTIONS NAMES VARDA SAGIV AS CHIEF FINANCIAL OFFICER;
IRIS YAHAL TO SERVE AS EXECUTIVE STRATEGIC ADVISOR

Herzlia, Israel –May 9, 2007 – BluePhoenix Solutions Ltd. (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that Iris Yahal, its Chief Financial Officer for the past twelve years, has decided to resign from her position as a CFO. Effective June first, Ms. Yahal will assume the position of executive strategic advisor to BluePhoenix management, and will be involved in special assignments for the CEO.

Varda Sagiv, who has successfully served as Chief Financial Officer of Formula Ventures, a venture capital fund, since1998, will assume the CFO position at BluePhoenix. Ms. Sagiv holds a BA degree in accounting from the Tel-Aviv University, and is a certified public accountant in Israel. Her proven professional and personal skills are highly regarded, and, with the full support of the board of directors, management and the finance department, a smooth transition is anticipated.

“Ms. Yahal has served for 16 years with distinction in various professional and management positions in the Formula Group, including 12 years as Chief Financial Officer of BluePhoenix Solutions. She played an important role in creating the strategic vision and positioning of the Company, and her valuable contributions in leading major initiatives and turning them into reality are highly respected. We are pleased that Iris has accepted our offer to continue to contribute to BluePhoenix in its future strategic activities,” commented Arik Kilman, Chief Executive Officer.

About BluePhoenix Solutions (www.bphx.com)

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serve companies from diverse industries and vertical markets including automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 13 offices in the U.S., UK, Denmark, Germany, Italy, Russia, Romania, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

All names and trademarks are their owners’ property.

Company Contact: Iris Yahal +972-9-9526110

Investor Contact: Paul Holm +1-212-888 4570